UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-34860

Full Circle Capital Corporation
(Exact name of registrant as specified in its charter)

102 Greenwich Avenue, 2nd Floor Greenwich, CT, 06830 (203) 900-2100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock 8.25% Notes due 2020
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:    None

Pursuant to the requirements of the Securities Exchange Act of 1934, Full Circle Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 3, 2016	By:	/s/ Michael J. Sell
	Name:	Michael J. Sell
	Title:	Chief Financial Officer